UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 8*)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06985P209	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,492,208

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,492,208

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,492,208

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
This percentage is calculated based upon 24,946,685 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding as of October 31, 2019, as reported by Basic Energy Services, Inc. (the “Issuer”) in the quarterly report filed on Form 10-Q for the quarter ended September 30, 2019, as filed with the U.S. Securities and Exchange Commission (“SEC”) on November 1, 2019.

CUSIP No. 06985P209	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,492,208

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,492,208

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,492,208

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 24,946,685 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in the quarterly report filed on Form 10-Q for the quarter ended September 30, 2019, as filed with the SEC on November 1, 2019.

CUSIP No. 06985P209	13D	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,492,208

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,492,208

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,492,208

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 24,946,685 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in the quarterly report filed on Form 10-Q for the quarter ended September 30, 2019, as filed with the SEC on November 1, 2019.

Explanatory Note

This Amendment No. 8 amends and supplements the statement on Schedule 13D originally filed by Ascribe Capital LLC (“Ascribe Capital”), Ascribe III Investments LLC (“Fund III”) and American Securities LLC (“American Securities” and, collectively with Ascribe Capital and Fund III, the “Reporting Persons”) on January 3, 2017 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Issuer”).  All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

As of January 29, 2020, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 4,492,208 shares of Common Stock.  As described in Item 4 of the Schedule 13D, the shares of Common Stock reported herein were acquired (a) in connection with the Issuer’s chapter 11 case in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and (b) in purchase transactions funded from cash on hand of Fund III.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons continue to evaluate their investment in the Issuer and to review the Issuer’s business, and from time to time have engaged in discussions with the Issuer’s management in respect of the Issuer’s business prospects, financial performance and the prevailing market trends impacting the Issuer, including discussions concerning potential acquisition activity by the Issuer.  In connection with a potential acquisition by the Issuer, the Reporting Persons have proposed to provide financing and credit support to the Issuer, in exchange for which the Reporting Persons would receive additional Common Stock or other forms of consideration that may result in the Reporting Persons becoming the beneficial owners of a majority of the Issuer’s outstanding Common Stock.  Any such financing transaction would be subject to a number of conditions, including the negotiation and execution of mutually acceptable agreements, the approval of the Issuer’s board of directors, receipt of any necessary third party or regulatory approvals or consents, and the successful completion of the acquisition.
Except as reported herein in this amended Item 4, the Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, take such actions with respect to the Funds’ investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5. Interests in Securities of the Issuer.

(a)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 8 to Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 24,946,685 shares of Common Stock outstanding as of October 31, 2019, as reported in Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019, as filed with the SEC on November 1, 2019.  The shares of Common Stock reported herein represent approximately 18.0% of the outstanding Common Stock.

(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,492,208 shares of Common Stock, representing 18.0% of the outstanding shares of Common Stock. Ascribe Capital, as the investment manager to Fund III, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,492,208 shares of Common Stock, representing 18.0% of the outstanding shares of Common Stock. American Securities, as the sole owner of Ascribe Capital, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,492,208 shares of Common Stock, representing 18.0% of the outstanding shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed As Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons (filed in original Schedule 13D, dated January 3, 2017).

Exhibit 2 – Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s form 8-A filed on December 23, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2020

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer